Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

December 30, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

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Man Group plc
27 December 2002

27 December 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 23 December 2002, the Net Asset Value of AHL Diversified Futures Ltd was US$18.26, up 3.05% from the previous week.

Contacts:
David Browne Man Group plc 020 7285 3000

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group plc
17 December 2002

17 December 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 16 December 2002, the Net Asset Value of AHL Diversified Futures Ltd was US$17.72, up 3.32% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Lindsey Harrison	Gavin Anderson & Company	020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group plc
10 December 2002

10 December 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 9 December 2002, the Net Asset Value of AHL Diversified Futures Ltd was US$17.15, down 0.58% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Lindsey Harrison	Gavin Anderson & Company	020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

We have been informed that FMR Corp Group of Companies and the Fidelity International Limited Group of Companies no longer have notifiable interests under Section 198 of the Companies Act 1985 in the issued share capital of Man Group plc.

2. Name of shareholder having a major interest

FMR Corp Group of Companies

Fidelity International Limited Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

12 December 2002

12. Total holding following this notification

N/A

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

15. Name of contact and telephone number for queries

Mr Barry Wakefield 0207 285 3254

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

13 December 2002